Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: December 18, 2025

The following is a transcript of an investor presentation held on December 18, 2025.

Good day and thanks for listening to a joint address regarding the planned merger of Trump Media and Technology Group and TAE Technologies. As a reminder, today’s remarks include forward-looking statements based on current expectations. Actual results may differ materially due to factors described in TMTG’s SEC filings and in today’s news release, which includes other important information about the transaction. In addition, neither TMTG nor TAE undertake to publicly update or revise any forward-looking statements contained in today’s remarks. Let me introduce Devin Nunes, TMTG’s President and CEO, to kick off today’s remarks.

Devin Nunes, President and Chief Executive Officer of TMTG

Good morning, thank you for joining us. I am excited to be here alongside Dr. Michl Binderbauer, Chief Executive Officer of TAE Technologies, to discuss the merger between two companies: TMTG and TAE Technologies. We are confident this transaction will create significant value for shareholders and owners of both companies.

I will briefly walk through the transaction rationale before turning the call over to Michl, who will provide more detail on TAE’s technology and breakthroughs, and to share his perspective on why this business combination is so transformative.

Trump Media and Technology Group has built uncancellable infrastructure to secure free expression online for Americans, and now we’re taking a big step forward toward a revolutionary technology that will cement America’s global energy dominance for generations. Fusion power will be the most dramatic energy breakthrough since the onset of commercial nuclear energy in the 1950s—an innovation that will lower energy prices, boost supply, ensure America’s AI-supremacy, revive America’s manufacturing base and bolster national defense.

TMTG has previously announced its intent to combine with a crown jewel company, or companies, consistent with America First principles. Today, I can tell you this search has concluded with TAE Technologies, a world’s premier fusion power company. This combination positions the combined company to help lead the global A.I. revolution and kickstart an American energy renaissance.

In short, this deal will create America’s first publicly traded fusion power company.

Why is fusion power revolutionary? It’s because fusion power plants are now feasible at commercial scale—and they will produce reliable, cost-effective, dispatchable, and carbon-free electricity and industrial heat with no nuclear meltdown risk or radioactive waste.

TAE—the undisputed leader in fusion power—is the ideal partner for us to achieve this breakthrough. Founded 27 years ago, the company has successfully built five demonstration fusion reactors with a track record of safely reducing costs, size, and complexity, and it now stands ready to begin work on America’s first commercial nuclear fusion plant.

This merger fulfills TMTG’s America-first principles. Fusion power will lower energy prices, bolster our national defense, and secure the energy needed to guarantee America’s dominance of A.I. technology. The partnership also satisfies our M&A strategy: combinations that bring transformative technology, the potential for significant long-term value creation, and dramatic societal impact.

We believe that we are ideally positioned to help usher in this energy revolution. Since becoming a public company last March, TMTG has amassed more than $3 billion in financial assets as of the end of the third quarter of 2025 – a source of funds that we can deploy to rapidly advance TAE’s fusion technology. Together with TAE, we will have the capital and public market access to scale TAE’s vision to put abundant new energy on the grid.

Here is the structure of the deal: TMTG and TAE agreed to combine in an all-stock transaction valued at more than $6 billion, inclusive of debt. Upon closing, current TMTG shareholders will own approximately 50% of the combined company on a fully diluted equity basis.

We expect the transaction to close in mid-2026, subject to satisfaction of customary closing conditions, including shareholder and regulatory approvals. The combined company will include the core division for developing fusion technology—TAE Technologies—supplemented by additional assets including TAE Power Solutions, TAE Life Sciences, and the Truth Social assets.

Dr. Binderbauer and I will be co-CEOs of the combined company. We’ll have a nine-person board, with Michael B. Schwab serving as chairman, and Dr. Binderbauer, Donald Trump Jr., myself, and five other independent members to be selected and named later. We’ll also have an advisory board featuring specialists with diverse backgrounds and wide-ranging expertise.

We will have a shareholder vote as well as a series of public filings, including an S-4 filing. We remain committed to maintaining transparency throughout this process.

At close, we will be America’s first publicly listed nuclear fusion company, working to build and make operational, at commercial scale, a utility-scale nuclear fusion power plant. After closing, we plan to quickly seek approvals to site and build the company’s first utility-scale power plant. We expect siting to commence by year-end 2026, setting us on the path to build future plants expected to be 350–500 Megawatts.

With that, I’m pleased to turn the call over to Dr. Michl Binderbauer.

Dr. Michl Binderbauer, CEO of TAE Technologies

Thank you and welcome everyone.

Today is a big milestone for TAE, fully recognizing the dedication and passion of our people that worked tirelessly over the last quarter-century to advance our research to the point that capital became our biggest challenge. As part of this transaction, TMTG will invest up to $200 million into TAE and another $100 million upon filing a Form S-4 with the SEC. This will allow us to accelerate near-term objectives and, upon closing, their fortress balance sheet will propel us toward first power in 2031.

A bit on the science…. TAE has been rewarded for pursuing a differentiated approach from much of the fusion industry, combining plasma physics and accelerator physics. As Devin mentioned, fusion power is the answer, providing reliable, cost-effective, carbon-free electricity... and importantly, cost-competitive with conventional energy production.

The breakthrough on our fifth-generation reactor validated our design, allowing us to move forward faster with less complexity and lower cost. In short, that means we are ready to move to utility-scale fusion power. We plan to site our first plant next year, subject to required approvals. The following generation of power plants are expected to be 350 – 500 MWs. We plan to move fast, and bring abundant, safe, clean, hydrogen-boron power to the grid.

TAE is NOT an unknown success story, and we would not be here today without the enormous support from our partners and investors over the years. We have raised more than $1.3 billion in private capital from a host of smart companies that recognized the value of our research, including Google, Chevron, Sumitomo, NEA, and Charles Schwab, among many others. To them, I offer my deepest gratitude.

I’ll turn it back to Devin for closing remarks.

Devin Nunes

Thanks, Michl. I want to emphasize how powerful this partnership is. TMTG and TAE share a mission centered on American innovation and global energy leadership. By combining our strengths, we are positioning the combined company to lead the transition toward clean, abundant, sustainable power.

In terms of next steps, we will continue advancing regulatory and shareholder approval. All transaction-related information and filings will be available on our Investor Relations site, and we will keep investors informed as milestones are achieved.

Thank you again for joining today. We look forward to sharing more updates as we move toward closing. This concludes today’s call.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.